

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 15, 2009

Mr. Gene S. Bertcher
Chief Financial Officer
New Concept Energy, Inc.
1755 Wittington Place, Suite 340
Dallas, Texas 75234

> **Re:** **New Concept Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 14, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 13, 2009**
> **File No. 000-08187**

Dear Mr. Bertcher:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Properties, page 8

1. Please disclose the information about your oil and gas properties located in Ohio and West Virginia that is required by Item 102 of Regulation S-K.

Controls and Procedures, page 17

Evaluation of Disclosures Controls and Procedures, page 17

2. We note your disclosure under this heading stating that as a result of your evaluation of disclosure controls and procedures there were no significant changes in your internal control over financial reporting. Please revise your disclosure to clarify whether you intended to indicate that you had determined in the course of your evaluation that no such changes occurred, or explain your rationale in asserting that no such changes occurred *because* you conducted an evaluation.

Management Report on Internal Control Over Financial Reporting, page 18

3. We note your statement that management assessed the effectiveness of your internal control over financial reporting as of December 31, 2008. Please disclose whether or not management concluded that your internal control over financial reporting is effective, to comply with Item 308(a)(3) of Regulation S-K.

Financial Statements

Statements of Cash Flows, page 38

4. We note that the reconciliation you present in computing operating cash flows begins with "net earnings (loss) from continuing operations." Please comply with paragraph 28 of SFAS 95 which requires that the reconciliation begin with "net income" in presenting operating cash flows under the indirect method.

Note A – Business Description and Presentation, page 41

5. We understand from your disclosure under this heading and in the Form 8-K that you filed on September 25, 2008 that you completed acquisitions of entities and various assets including producing and non-producing properties previously owned by Carl E. Smith, Inc. or its affiliates on September 19, 2008.

As you may know, the acquisition of producing oil and gas properties is deemed to be the acquisition of a business for purposes of reporting under Rule 8-04 of Regulation S-X and Items 2.01 and 9.01 of Form 8-K. Given the significance of the transaction that you describe, it appears you may need to have filed financial statements for the producing properties, along with the related pro forma financial statements by December 11, 2008.

Additional disclosure requirements are explained in Section III.C of Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, located on our website at the following address.

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P483_117161

Please advise us of your intentions to comply with this guidance. Please also submit your computation of the purchase price and details of your purchase price allocation, identifying the assets acquired and liabilities assumed.

6.   Please disclose the information related to your oil and gas activities specified in paragraphs 10 through 34 of SFAS 69.

Note B – Summary of Significant Accounting Policies, page 43

Oil and Natural Gas Properties, page 44

7.   We note your disclosure in the first paragraph under this heading, indicating that you follow the full cost method of accounting for your oil and gas properties. However, in the second paragraph, you indicate that producing oil and gas properties are subject to impairment testing under SFAS 144. And you have disclosure on page 45 under the heading "Full Cost Ceiling Test" indicating that although the carrying costs of your proved oil and natural gas properties exceeded the December 31, 2008 present value of future net revenues by approximately $1.1 million, you did not recognize a ceiling test write-down because, after considering the requirements of SFAS 144, assumptions required by the SEC, volatility of the market price of oil and natural gas, and your limited operating history, you believed the condition to be temporary.

Given that you selected the full cost methodology, you must comply with all of the requirements set forth in Rule 4-10(c) of Regulation S-X, including the ceiling test described in paragraph (c)(4). The circumstances under which the result of your ceiling test would not need to be recognized as a ceiling test write-down are described in SAB Topic 12.D.3(a) and (c), and do not correspond to any of the reasons set forth in your disclosure. The guidance in SFAS 144 does not apply to oil and gas properties that are accounted for under the full cost methodology, and there is no general provision that allows non-recognition of the ceiling test result based on expectations that the decline in the ceiling is temporary.

Therefore, it appears you will need to revise your accounting and disclosure to recognize the ceiling test write-down and to clarify your handling of impairment testing for oil and gas properties under the full cost ceiling test.

Please ensure that your policy disclosures accurately address the annual assessment of unproved properties for impairment required pursuant to Rule 4-10(c)(3)(ii)(A), the implications of any impairment determined to exist as a result of those assessments, particularly as these relate to your ceiling test; and your handling in the ceiling test of not only future net revenues from proved reserves, but also the costs of unproved properties that are subject to amortization, and the costs of unproved properties that are not subject to amortization.

Please submit the accounting and disclosure revisions that you propose to comply with Rule 4-10(c)(4) of Regulation S-X.

Note C – Short Term Notes Receivable – Related Party, page 50

8.   We note your receivable balances from various related parties amounts to $10.6 million as at December 31, 2008. Please disclose the reasons for providing these loans and your view on being able to recover these funds, given that you have extended the maturity dates and made additional advances since 2006. Please include a description of your relationship with each of the related parties, and details sufficient to understand your motivation in extending these funds and rationale in reporting the balance as a current, short-term receivable.

Note J – Gain (Loss) on Sale of Assets, page 55

9.   We note your disclosures indicating you have recorded gains on sales of interests in oil and gas properties in 2006 and 2008. The guidance in Rule 4-10(c)(6)(i) of Regulation S-X requires sales of interests in oil and gas properties to be accounted for as adjustments to the full cost pool, unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves. Tell us how you determined that gain recognition in each instance was consistent with this requirement of the full cost methodology, if this is your view.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing."]

You may contact Joanna Lam at (202) 551-3476, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions."

Sincerely,

Karl Hiller
Branch Chief